SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

                Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement of 2006 Interim Results, dated August 17, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 18, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2006 INTERIM RESULTS

•	Turnover reached RMB137.0 billion, up by 19.6%

•	EBITDA of RMB78.3 billion, up by 25.0%

•	EBITDA margin of 57.2%, maintained at high level

•	Profit attributable to shareholders of RMB30.2 billion, up by 25.5%

•	Total subscribers reached 274 million, up by 25.78 million

•	Payment of an ordinary interim dividend of HK$0.62 per share. The Company’s planned dividend payout ratio for the full year of 2006 is 42%

•	The Company planned full year special dividend for 2006, payment of a special interim dividend of HK$0.09 per share

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2006, the Group promoted the development of economies of scale, maintained innovative growth and responded to competition rationally. With the continuing push of three driving forces of new customers, new businesses and new voice usage, business in the eastern regions continued to grow, and the momentum of growth in the central and western regions and in the rural market remained robust. The Company achieved commendable overall operating results, reinforced its financial strengths and consolidated its market leading position in the mobile telecommunications market.

With the benefit of stable and rapid economic growth in China, vibrant market demand and a rational competition environment, in the first half of 2006, the Group continued to maintain a rapid and healthy development trend. For the six months ended 30 June 2006, the Group’s operating revenue achieved notable growth and reached RMB136,979 million, representing an increase of 19.6 per cent. over the same period last year. EBITDA and profit attributable to shareholders reached RMB78,343 million and RMB30,168 million, respectively, representing an increase of 25.0 per cent. and 25.5 per cent. over the same period last year, respectively. EBITDA margin and margin of profit attributable to shareholders continued to be maintained at a high level of 57.2 per cent. and 22.0 per cent., respectively. Basic earnings per share reached RMB1.52, representing an increase of 24.6 per cent. compared with the same period last year. It is pleasing to note that the Group’s revenue attributable to its value-added businesses continued to grow rapidly, and it amounted to RMB30,926 million, representing an increase of 37.1 per cent. over the same period last year. Such revenue, which accounted for 22.6 per cent. of the Group’s operating revenue and representing an increase of 2.0 percentage points over the last full year, continued to demonstrate robust development potential. The Group currently maintains a sound capital structure and solid financial strengths, thereby providing a firm foundation for its sustainable and healthy development in the future.

In the first half of 2006, the Group advocated and continued to promote rational competition, leveraged market opportunities, consolidated its competitive advantages in scale, brand, sales channel and service, and strengthened its innovative capabilities. Customer demand- oriented, the Group implemented effective measures to develop its market, and achieved notable results in the development of economies of scale. In the first half of 2006, the Group maintained rapid growth in its subscriber base, revenue and profit. In the first half of 2006, the total net addition in subscriber base was 25.775 million (excluding addition of subscribers arising from the acquisition of the former China Resources Peoples Telephone Company Limited (currently known as China Mobile Peoples Telephone Company Limited) (“Peoples Telephone”)), and the average monthly subscribers net addition was over 4.29 million. As at 30 June 2006, the Group’s total subscriber base was approximately 274 million; voice usage volume demonstrated a favorable growth trend; total usage volume reached 569,203 million minutes, average minutes of usage per user per month (MOU) reached 367 minutes, average revenue per user per month (ARPU) kept at RMB88, and the Group maintained a rapid and healthy development momentum.

In 2006, on the basis of sustained subscriber growth in the eastern regions, the subscriber base in the central and western regions grew rapidly. In areas where there is a large proportion of rural population and where the penetration rate of mobile telecommunications is relatively low, the Group strengthened the construction of infrastructure including telecommunications network and sales channels, actively developed products and services targeting rural customers, launched sales packages that fit the unique consumption characteristics in rural areas and applied low cost strategies to tap into the enormous potential of the rural markets. These efforts have resulted in remarkable success.

The Group proactively developed value-added businesses and promoted product and service innovations; various value-added businesses maintained good growth momentum and the revenue attributable to such businesses is increasingly notable. In the first half of 2006, the Group’s SMS volume continued to increase, WAP and “Color Ring” maintained rapid growth. New product offerings and new applications such as “IM” and “BlackBerry” were introduced to the market in the first half of 2006 and are gradually gaining recognition and popularity among customers. Through the promotion of the “Mobile Music Rank” and the establishment of the “Mobile Music Club”, mobile music market was further developed. Complying with the collaboration and win-win principle, the Company established strategic cooperation with Phoenix Satellite Television and News Corporation to explore new opportunities for mobile telecommunications businesses and fully prepare for the development of the next generation of mobile information businesses.

In the first half of 2006, the Group strengthened its operation in areas such as brand development, service enhancement and network support to hone premium service quality. The Group continued to enhance brand awareness, emphasize brand differentiation and enriched brand association. The Group further consolidated and expanded customers services and sales channels, and provided its customers with more convenient services and service channels. The Group also refined its customer-oriented service systems and improved its service processes and services details. As a result, the Group solidly maintained the loyalty of its high-value and corporate customers, customer satisfaction continued to increase, brand influence widened and brand value continued to increase. In April 2006, “China Mobile” ranked number 4 in the “BRANDZ™ Top 100 Most Powerful Brands” announced by Millward Brown, a global market research firm, and was the most valuable brand in Asia.

The Group enjoys remarkable advantages network coverage and quality. In the first half of 2006, the Group continued the centralized construction of network, optimized resource allocation and fully explored the potential of network resources, thereby further enhancing network capacity. The Group’s network capacity reached 329.863 million users, population coverage rate reached 97 per cent., wireless connection rate reached 99 per cent., voice call drop rate was less than 0.8 per cent. and various network performance indicators continued to show favorable results. The coverage of the Group’s global roaming services was further extended. As of the end of June 2006, the Group’s GSM global roaming services covered 281 operators in 209 countries and regions and GPRS roaming services covered 111 countries and regions. The Group maintained its leading position in networks and business offerings.

On 28 March 2006, Peoples Telephone formally became the Company’s wholly-owned subsidiary, and the listing of its shares was withdrawn from the Hong Kong Stock Exchange on 29 March 2006. The Company is proactively achieving synergies and, through the implementation of centralized and unified management and the integration of network and support systems, has achieved cost reduction. Combining the Group’s and Peoples Telephone’s experiences, the Company will improve its service and management level and extend the Group’s advantages network, service and business offering to provide better roaming and cross-border services to subscribers in Hong Kong and Mainland China, with a view to generating greater returns for shareholders.

The Company has always put emphasis on its management and corporate governance. In the first half of 2006, the Company strengthened its integrated management over its operating subsidiaries and optimized its management process. Through the comprehensive implementation of a series of management reforms, the Group has further enhanced its management efficiency and the overall execution capabilities. In 2006, the Company continued to proceed with the special project in relation to the compliance with Section 404 of the Sarbanes-Oxley Act, and established internal control and risk management systems in accordance with the COSO framework which is in common practice internationally. The Company will further enhance its internal control and risk management to build a solid foundation for improving its corporate governance.

The Company has upheld its core value proposition of “responsibility makes perfection” and put emphasis on its corporate social responsibility. In the first half of 2006, in addition to making donations to educational programs in the poverty-stricken areas in the central and western regions, donating the “8899” SMS platform to the China Welfare Fund for the Handicapped and providing continuous assistance to its parent company in the implementation of the “Village-Connected Project”, the Group also attached great importance to environmental protection and energy conservation, implemented the environmentally-friendly base station project and promoted “Scenery- Friendly Antennae”, thereby contributing our share in building a harmonious society and benefiting the people’s livelihood.

The Company’s outstanding performance has won popular recognition and acclaim. In 2006, the Company was selected and ranked number 112 as compared to number 128 last year in “The World’s 2000 Biggest Public Companies” by Forbes magazine. The Company was once again selected by Financial Times as one of the “FT Global 500” companies, ranked number 38 as compared to number 64 last year. The Company was also selected by Business Week as one of the 2006 global “Info Tech 100” companies, leaping to number 8 from number 17 last year. Based on the Group’s solid financial strengths, tremendous business development potential and sound financial management, in July 2006, Moody’s and Standard & Poor’s revised the Company’s credit rating upward to A2/Outlook Positive and A/Stable Outlook, respectively.

The Company consistently holds in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. Having taken into account various relevant factors, including the Company’s sustained sound corporate fundamentals, cash flow position and requirements for its future sustainable development, and in accordance with the plan under which the dividend payout ratio will be 42 per cent. for the full year of 2006, the Board has resolved to pay an ordinary interim dividend of HK$0.62 per share for the year 2006. Apart from that the interim profit and dividend payout remained at stable growth and considering the returns to shareholders, the Board has resolved to pay a special dividend for the year of 2006 after taking into account of the resultant impact on profit attributable to shareholders from revision of asset depreciable lives. The special interim dividend is HK$0.09 per share. The Board considers that the Company’s strong free cash flow will be capable of supporting the investments required to maintain its stable growth, while also providing shareholders with a favorable cash return. The Company will continue its efforts to achieve a sustainable and steadily increasing dividend over the longer term, with a view to generating the best possible returns for shareholders.

The continued rapid growth of China’s domestic economy, the rise of urban and rural residents’ disposable income and purchasing power and the vibrant demand for mobile telecommunications services have presented the Group with tremendous development opportunities. Rural development as driven by macroeconomic development, accelerated growth in the central and western regions and the development of the rural markets also present new market potential to the Group. The accelerating process of “informationalization” in China and the formation of “informationalization” service markets present a potentially tremendous demand for the development of mobile information businesses. With the development of China’s telecommunications industry, competition will become increasingly regulated and rational. Meanwhile, the market liberalization and technology development will result in a more complicated competition situation. As the conditions for the Third Generation Mobile Communication (3G) Technology gradually mature, the issuance of 3G licences may result in substantial changes in the industry and the competition environment.

Looking to the future, the Group sees opportunities as well as challenges. The Group will pursue the spirit of innovation, and focus on favorable results. The Group will proactively develop mobile telecommunications in rural areas, actively develop value-added businesses, enhance the development of its economies of scale and expand its influence. As the only mobile telecommunications services partner for the 2008 Beijing Olympics, the Group will fully utilize its overall strength to provide premium quality mobile telecommunications services. At the same time, the Group will actively carry out preparatory work in the planning and construction of and market operations for 3G, in order to prepare for the launch of its commercial application. The Group will leverage off its advantages as a “Mobile Information Expert”, actively explore market opportunities, maintain development momentum, create greater value, with a view to bringing long-term returns for its investors.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 17 August 2006

UNAUDITED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

(Expressed in Renminbi)

		Six months ended 30 June
		2006		2005
	Note	RMB million		RMB million
Operating revenue (Turnover)	4
Usage fees			87,806		73,813
Monthly fees			12,867		13,826
Other operating revenue	5		36,306		26,908

			136,979		114,547
Operating expenses
Leased lines			1,230		2,278
Interconnection			8,946		6,634
Depreciation			34,542		27,730
Personnel			7,990		6,723
Other operating expenses			42,317		37,845

			95,025		81,210

Profit from operations			41,954		33,337

Amortization of other intangible assets	11		(100)		—
Other net income			1,847		1,608
Non-operating net income			485		464
Interest income			1,123		607
Finance costs			(610)		(680)

Profit before taxation	6		44,699		35,336
Taxation	7		(14,493)		(11,275)

			30,206		24,061

Profit for the period
Attributable to:
Equity shareholders of the Company			30,168		24,043
Minority interests			38		18

Profit for the period			30,206		24,061

Earnings per share – Basic	9(a)	RMB	1.52	RMB	1.22

Earnings per share – Diluted	9(b)	RMB	1.51	RMB	1.22

Dividend per share
– Ordinary	8(a)	HK$	0.62	HK$	0.45
– Special	8(a)	HK$	0.09		—

EBITDA (RMB million)			78,343		62,675

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2006

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	PRC statutory reserve	Retained profits	Total	Minority interests	Total equity

	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2006	2,116	379,240	(294,410)	72	53,395	132,411	272,824	283	273,107
Shares issued under share option scheme (Note 18)	6	1,556	(239)	—	—	—	1,323	—	1,323
Dividend approved and paid during the period (Note 8(b))	—	—	—	—	—	(11,719)	(11,719)	—	(11,719)
Equity settled share-based transactions	—	—	1,272	—	—	—	1,272	—	1,272
Profit for the period	—	—	—	—	—	30,168	30,168	38	30,206

At 30 June 2006	2,122	380,796	(293,377)	72	53,395	150,860	293,868	321	294,189

At 1 January 2005	2,102	375,279	(295,410)	72	42,277	108,874	233,194	243	233,437
Shares issued under share option scheme	4	784	—	—	—	—	788	—	788
Dividend approved and paid during the period (Note 8(b))	—	—	—	—	—	(9,635)	(9,635)	—	(9,635)
Equity settled share-based transactions	—	—	697	—	—	—	697	—	697
Profit for the period	—	—	—	—	—	24,043	24,043	18	24,061

At 30 June 2005	2,106	376,063	(294,713)	72	42,277	123,282	249,087	261	249,348

UNAUDITED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2006

(Expressed in Renminbi)

		Unaudited At 30 June 2006	Audited At 31 December 2005
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment	10	203,354	216,505
Construction in progress	10	44,800	34,201
Land lease prepayments		7,261	7,243
Goodwill		36,894	35,300
Other intangible assets		772	—
Interest in associates		—	—
Other financial assets		77	77
Deferred tax assets		7,350	6,625

		300,508	299,951
Current assets
Inventories		2,010	2,365
Accounts receivable	12	8,039	6,603
Other receivables	13	2,653	1,911
Prepayments and other current assets		3,912	3,583
Amount due from ultimate holding company	14	402	63
Tax recoverable		192	165
Deposits with banks		69,889	41,925
Cash and cash equivalents	15	71,411	64,461

		158,508	121,076
Current liabilities
Accounts payable	16	49,705	41,931
Bills payable		1,177	1,359
Deferred revenue		22,519	16,975
Accrued expenses and other payables		46,130	40,007
Amount due to ultimate holding company	14	381	269
Amount due to immediate holding company		105	96
Obligations under finance lease		68	68
Current taxation		6,843	9,249

		126,928	109,954

Net current assets		31,580	11,122

Total assets less current liabilities		332,088	311,073
Non-current liabilities
Interest-bearing borrowings	17	(36,563)	(36,545)
Deferred revenue, excluding current portion		(1,145)	(1,324)
Deferred tax liabilities		(191)	(97)

		(37,899)	(37,966)

NET ASSETS		294,189	273,107

CAPITAL AND RESERVES
Share capital	18	2,122	2,116
Reserves		291,746	270,708

Total equity attributable to equity shareholders of the Company		293,868	272,824

Minority interests		321	283

TOTAL EQUITY		294,189	273,107

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

(Expressed in Renminbi)

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Net cash from operating activities	79,107	66,727

Net cash used in investing activities	(61,132)	(29,533)

Net cash used in financing activities	(11,038)	(11,503)

Net increase in cash and cash equivalents	6,937	25,691

Cash and cash equivalents at 1 January	64,461	45,149

Effect of changes in foreign exchange rate	13	—

Cash and cash equivalents at 30 June	71,411	70,840

Analysis of the balances of cash and cash equivalents
Deposits with banks maturing within three months when placed	11,293	14,369

Cash and bank balances	60,118	56,471

	71,411	70,840

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

1.	Basis of preparation

The interim financial report of China Mobile Limited (formerly known as China Mobile (Hong Kong) Limited) (the “Company”) and its subsidiaries (collectively known as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with the Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2005 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

The interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee and the Company’s auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The unaudited consolidated financial information of the Group for the six months ended 30 June 2006 includes the financial information of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in the PRC and other subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries, Beijing P&T Consulting and Design Institute Company Limited, Advanced Roaming & Clearing House Limited and Fit Best Limited for the six months ended 30 June 2006, and the post-acquisition results of China Mobile Peoples Telephone Company Limited (“Peoples Telephone”) for the period from 5 January 2006 (date of acquisition) to 30 June 2006.

The unaudited consolidated financial information of the Group for the six months ended 30 June 2005 includes the financial information of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in the PRC and other subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries, Beijing P&T Consulting and Design Institute Company Limited for the six months ended 30 June 2005, and the results of Advanced Roaming & Clearing House Limited for the period from 4 April 2005 (date of incorporation) to 30 June 2005. The financial information relating to the financial year ended 31 December 2005 that is included in the interim financial report as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2005 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 16 March 2006.

2.	Significant accounting policies

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements.

The HKICPA has issued a number of new and revised HKFRSs, which term collectively included HKASs and Interpretations, that are effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The Group has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2006 on the basis of HKFRSs currently in issue, which the Group believes, do not have a significant impact on the Group’s prior year financial position and results of operations.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2006 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of the interim financial report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of the interim financial report. The Group has not applied any new standards or interpretations that are not yet effective for the current accounting period (see Note 22).

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in the People’s Republic of China (the “PRC”) and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside PRC or the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue.

5.	Other operating revenue

Other operating revenue mainly represents voice value-added services revenue, short message services (“SMS”) revenue, non-SMS data businesses revenue and interconnection revenue.

6.	Profit before taxation

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Interest on borrowings	610	680
Depreciation	34,542	27,730
Amortization of other intangible assets	100	—
Impairment loss for doubtful accounts	1,708	1,471
Operating lease charges: minimum lease payments
– land and buildings	1,452	1,139
– leased lines	1,230	2,278
– others	896	653
Contributions to defined contribution retirement plans	507	465

7.	Taxation

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the period	15,216	15,082
Over-provision in respect of PRC enterprise income tax for prior period	(12)	(16)

	15,204	15,066
Deferred tax
Origination and reversal of temporary differences	(711)	(3,791)

	14,493	11,275

(i)	No provision for Hong Kong Profits Tax has been made for the six months ended 30 June 2006 and 2005 as there were either no estimated Hong Kong assessable profits for these periods or sufficient taxation losses brought forward to offset the assessable profit for the period.

(ii)	The provision for the PRC enterprise income tax is based on a statutory tax rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2006 and 2005, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. or 15 per cent. respectively.

8. Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Ordinary interim dividend declared after the balance sheet date of HK$0.62 (equivalent to approximately RMB0.64) (2005: HK$0.45 (equivalent to approximately RMB0.47)) per share	12,709	9,267

Special interim dividend declared after the balance sheet date of HK$0.09 (equivalent to approximately RMB0.09) (2005: Nil) per share	1,845	—

	14,554	9,267

The ordinary and special interim dividends which are declared in Hong Kong dollars are translated into RMB at the rate HK$1 = RMB1.02942, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2006. As the ordinary and special interim dividends are declared after the balance sheet date, the dividend is not recognized as a liability as at 30 June 2006.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Final dividend in respect of the previous financial year, approved and paid during the period, of HK$0.57 (equivalent to approximately RMB0.59) (2005: HK$0.46 (equivalent to approximately RMB0.49)) per share	11,719	9,635

9.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2006 is based on the profit attributable to equity shareholders of the Company of RMB30,168,000,000 (2005: RMB24,043,000,000) and the weighted average number of 19,861,342,150 shares (2005: 19,710,875,575 shares) in issue during the six months ended 30 June 2006.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2006 is based on the adjusted profit attributable to equity shareholders of the Company of RMB30,168,000,000 (2005: RMB24,121,000,000, after adding back the interest expense on the convertible notes) and the weighted average number of 20,020,815,227 shares (2005: 19,850,879,881 shares), calculated as follows:

(i)	Adjusted profit attributable to equity shareholders of the Company (diluted)

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Profit attributable to equity shareholders	30,168	24,043
After tax effect of effective interest on liability component of convertible notes	—	78

Adjusted profit attributable to equity shareholders (diluted)	30,168	24,121

(ii)	Weighted average number of shares (diluted)

	Six months ended 30 June
	2006	2005
	Number of shares	Number of shares
Weighted average number of shares at 30 June	19,861,342,150	19,710,875,575
Effect of conversion of convertible notes	—	91,158,537
Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	159,473,077	48,845,769

Weighted average number of shares (diluted) at 30 June	20,020,815,227	19,850,879,881

10.	Property, plant and equipment and construction in progress

(a)	Change in assets estimated useful lives

The estimated useful lives of certain existing network equipment are affected by the maturity of 3G technology. During the first half of 2006, the Group reviewed the current conditions of existing network equipment and assessed the impact of the continuous development in the telecommunications technology on that network equipment. As a result, the Group revised the estimated useful lives of 2G network equipment from 7 years to 5 years.

The change in accounting estimate is accounted for prospectively from 1 January 2006. The depreciation expenses for the six months ended 30 June 2006 increased by approximately RMB6,529,000,000 as a result of this change in useful lives.

(b)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2006, the Group incurred capital expenditure of property, plant and equipment and construction in progress with a cost of RMB31,925,000,000 (for the six months ended 30 June 2005: RMB25,957,000,000).

(c)	Disposal/write-off of property, plant and equipment

Property, plant and equipment with net book value of RMB59,000,000 were disposed of during the six months ended 30 June 2006 (for the six months ended 30 June 2005: RMB163,000,000), resulting in a gain on disposal of RMB9,000,000 (for the six months ended 30 June 2005 (loss on disposal): RMB99,000,000).

Property, plant and equipment with net book value of RMB721,000,000 were written off during the six months ended 30 June 2006 (for the six months ended 30 June 2005: RMB4,556,000,000).

11.	Acquisition of a subsidiary

On 10 November 2005, the Group, through Fit Best Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of the Company, made a voluntary conditional cash offer to acquire all the issued shares of China Resources Peoples Telephone Company Limited (currently known as “China Mobile Peoples Telephone Company Limited”, or “Peoples Telephone”), a mobile telecommunications services provider based in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the “SEHK”). The offer became unconditional in all respects on 29 December 2005.

On 5 January 2006, Fit Best Limited successfully acquired 736,221,101 shares of Peoples Telephone, representing 99.0% of the issued shares of Peoples Telephone. Up to 12 January 2006, the Company received additional valid acceptance in respect of the voluntary conditional cash offer to acquire 5,073,500 shares of Peoples Telephone, representing 0.68% of the issued shares of Peoples Telephone. At the same day, the Company applied the provisions of the Hong Kong Companies Ordinance to compulsorily acquire any remaining issued shares of Peoples Telephone.

On 28 March 2006, the compulsory acquisition of all the issued and outstanding shares of Peoples Telephone was completed at a total cash consideration of HK$3,384,000,000 (approximately RMB3,520,000,000) and the listing of the shares of Peoples Telephone on the SEHK was withdrawn with effect from 29 March 2006.

The newly acquired subsidiary has contributed profit for the period of RMB118,000,000 (equivalent to HK$114,000,000). If the acquisition had occurred on 1 January 2006, the estimated Group revenue and profit for the period would be approximately the same as compared to the actual result. The acquisition had the following effect on Group’s assets and liabilities:

	Recognized values on acquisition	Pre-acquisition carrying amounts
	RMB million	RMB million
Property, plant and equipment	1,146	1,146
Construction in progress	9	9
Land lease prepayments	11	11
Other intangible assets	859	27
Inventories	17	17
Accounts receivable and other receivables	194	194
Cash and cash equivalents	178	178
Bills payable	(44)	(44)
Accounts payable and other payables	(192)	(192)
Interest-bearing borrowings	(104)	(104)
Deferred tax liabilities	(80)	(80)

Net identified assets and liabilities	1,994	1,162

Goodwill on acquisition	1,594

	3,588

Cost of acquisition
Purchase consideration, satisfied in cash	3,520
Other directly attributable costs	68

	3,588
Cash acquired	(178)

Net cash outflow	3,410

Apart from other intangible assets, the acquiree’s book value of net assets acquired at the date of acquisition approximates its fair value as disclosed above.

The goodwill is attributable to the significant synergies expected to arise after the Group’s acquisition of Peoples Telephone.

The amortization expenses of other intangible assets for the six months ended 30 June 2006 amounted to RMB100,000,000 (for the six months ended 30 June 2005: Nil).

12.	Accounts receivable

Ageing analysis of accounts receivable, net of impairment loss for doubtful accounts is as follows:

	Unaudited At 30 June 2006	Audited At 31 December 2005

	RMB million	RMB million
Within 30 days	5,835	5,269
31 – 60 days	1,223	697
61 – 90 days	540	637
Over 90 days	441	—

	8,039	6,603

Balances of subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

All of the accounts receivable are expected to be recovered within one year.

13.	Other receivables

Other receivables primarily comprise receivables from sales agents of revenue collected on behalf of the Group, utilities deposits and rental deposits. All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

14.	Amounts due from/to ultimate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

15.	Cash and cash equivalents

	Unaudited At 30 June 2006	Audited At 31 December 2005
	RMB million	RMB million
Deposits with banks within three months of maturity	11,293	11,069
Cash at banks and in hand	60,118	53,392

	71,411	64,461

16.	Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses.

	Unaudited At 30 June 2006	Audited At 31 December 2005
	RMB million	RMB million
Amounts payable in the next:
1 month or on demand	36,679	27,493
2 – 3 months	4,055	4,599
4 – 6 months	3,639	3,675
7 – 9 months	1,279	1,448
10 – 12 months	4,053	4,716

	49,705	41,931

The accounts payable are expected to be settled within one year.

17.	Interest-bearing borrowings

	Unaudited At 30 June 2006	Audited At 31 December 2005
	RMB million	RMB million
Bonds	12,930	12,912
Deferred consideration payable	23,633	23,633

	36,563	36,545

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

As at 30 June 2006, the deferred consideration payable represents the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration is unsecured, bearing interest at the rate of two-year US dollar LIBOR swap rate per annum. The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the due date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019 respectively.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

18.	Share capital

Issued and fully paid:

	Number of shares		Equivalent
		HK$ million	RMB million

At 1 January 2006	19,835,160,399	1,984	2,116
Shares issued under share option scheme	48,936,400	5	6

At 30 June 2006	19,884,096,799	1,989	2,122

At 30 June 2006, the outstanding options were as follows:

	Number of instruments	Vesting conditions	Contractual life of options
Option granted to directors
– on 25 April 2000	1,170,000	50% two years from the date of grant, 50% five years from the date of grant	7 years
– on 22 June 2001	153,250	50% two years from the date of grant, 50% five years from the date of grant	6 years
– on 3 July 2002	370,000	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	1,144,600	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 21 December 2004	515,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	6,490,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Option granted to other employees
– on 26 November 1999	1,000,000	50% on date of grant, 50% three years from the date of grant	8 years
– on 25 April 2000	25,618,000	50% two years from the date of grant, 50% five years from the date of grant	7 years
– on 22 June 2001	37,409,300	50% two years from the date of grant, 50% five years from the date of grant	6 years
– on 3 July 2002	73,222,050	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	183,645,700	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	281,116,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Total share options	611,854,900

No option had been granted to the directors of the Company and employees of the Group during the six months ended 30 June 2006 (for the six months ended 30 June 2005: Nil). Share options involving a total number of 1,902,950 ordinary shares previously granted to certain employees of the Group were cancelled during the period.

During the six months ended 30 June 2006, the employees of the Group and the directors of the Company exercised options to subs cribe for 48,803,000 and 133,400 ordinary shares of the Company, respectively.

Details of share options exercised during the period

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options
25 April 2000	HK$	45.04	HK$	46.49	HK$	21,258,880	472,000
22 June 2001	HK$	32.10	HK$	41.44	HK$	480,559,470	14,970,700
3 July 2002	HK$	22.85	HK$	41.17	HK$	50,423,095	2,206,700
28 October 2004	HK$	22.75	HK$	41.00	HK$	672,000,875	29,538,500
21 December 2004	HK$	26.75	HK$	44.45	HK$	2,273,750	85,000
8 November 2005	HK$	34.87	HK$	39.02	HK$	58,006,245	1,663,500

							48,936,400

19.	Related party transactions

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the six months ended 30 June 2006 and 2005.

		Six months ended 30 June
		2006	2005
	Note	RMB million	RMB million
Property leasing and management services charges	(i)	267	192
Telecommunications services charges	(ii)	595	407
Interest paid/payable	(iii)	325	350

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(ii)	Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.
(iii)	Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balances of purchase consideration for acquisitions of subsidiaries.

(b)	Transactions with other state-controlled entities in the PRC

Apart from transactions with the parent company and its affiliates, the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions primarily include rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements.

Set out below are the principal transactions and balances with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(i)	Principal transactions with state-controlled telecommunications operators in the PRC

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Interconnection revenue	3,908	2,787
Interconnection charges	7,803	5,888
Leased line charges	805	2,158

(ii)	Principal balances with state-controlled telecommunications operators in the PRC

	Unaudited At 30 June 2006	Audited At 31 December 2005

	RMB million	RMB million
Accounts receivable and other receivables	749	180
Accounts payable and other payables	2,770	2,172

(iii)	Principal transactions with state-controlled financial institutions in the PRC

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Interest income	1,048	504

(iv)	Principal balances with state-controlled financial institutions in the PRC

	Unaudited At 30 June 2006	Audited At 31 December 2005

	RMB million	RMB million
Deposits with banks	69,889	41,787
Cash and cash equivalents	64,630	59,368

Other than the above, the Group also has transactions with PRC governmental authorities and affiliates and other state-controlled entities. The Group believes that such activities are not material.

20.	Commitments

(a)	Capital commitments

Capital commitments outstanding not provided for in the interim financial report were as follows:

	Unaudited At 30 June 2006	Audited At 31 December 2005

	RMB million	RMB million
Commitments in respect of land and buildings
– authorized and contracted for	1,214	1,478
– authorized but not contracted for	2,003	3,575

	3,217	5,053

Commitments in respect of telecommunications equipment
– authorized and contracted for	11,286	10,389
– authorized but not contracted for	33,065	43,899

	44,351	54,288

Total commitments
– authorized and contracted for	12,500	11,867
– authorized but not contracted for	35,068	47,474

	47,568	59,341

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
At 30 June 2006
Within one year	1,749	1,013	772	3,534
After one year but within five years	4,061	1,452	1,105	6,618
After five years	1,371	434	77	1,882

	7,181	2,899	1,954	12,034

At 31 December 2005
Within one year	1,506	1,477	546	3,529
After one year but within five years	3,509	998	1,068	5,575
After five years	1,053	298	104	1,455

	6,068	2,773	1,718	10,559

21.	Post balance sheet events

After the balance sheet date the directors declared ordinary and special interim dividends. Further details are disclosed in note 8(a).

22.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2006

Up to the date of issue of the interim financial report, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2006 and which have not been adopted in the interim financial report.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Strong cash flow and sound capital structure

The Group continued to sustain its robust cash flow as a result of favorable business growth, proactive cost control measures, meticulous capital expenditure management and the effect of economies of scale. The Group’s free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) was RMB47,182 million for the six months ended 30 June 2006. As at 30 June 2006, the Group’s total cash and bank balances were RMB141,300 million, of which 95.2 per cent., 0.6 per cent. and 4.2 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

As at 30 June 2006, the Group’s debt to capitalization ratio (capitalization represents the sum of total debt and total shareholders’ equity value) was approximately 11.4 per cent. At the end of June 2006, short-term and long-term borrowings of the Group totaled RMB37,808 million, representing a decrease of RMB164 million from year-end 2005, which reflects that the Group’s financial position continued to remain at a sound level. Of the total borrowings, 37.5 per cent. was in RMB (consisting principally of RMB bonds), and 62.5 per cent. was in U.S. dollars (consisting principally of the balances of the deferred consideration for the acquisitions of the eight and the ten provincial telecommunications operators). Approximately 75.8 per cent. of the Group’s borrowings were made at floating interest rates. The actual average interest rate of borrowings (including capitalized interest) of the Group was approximately 3.22 per cent. in the first half of 2006, whereas the actual interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 72 times.

The Group will continue to pursue prudent financial principles, strictly control financial risks, maintain its strong cash-flow generating capability, allocate its resources in a scientific manner, maintain a prudent debt policy and reinforce and develop favorable economic efficiency, with a view to generating greater returns for our shareholders continuously.

2.	Capital expenditure

The Group’s capital expenditure for the first half of 2006 totaled approximately RMB31,925 million. Capital expenditure was mainly used for the construction of GSM networks, support systems, transmission facilities, infrastructure buildings and for the development of new technologies and new businesses. Capital expenditure was financed primarily by cash flow generated from operations. The Group will continue to pursue rational investments and cautiously consider the cost efficiency of any capital investment, with a view to ensuring favorable investment returns.

3.	Personnel expenses

The Group continued to strengthen its highly-efficient staff management and incentive structure, promote human resources management, persistently implement effective and comprehensive budget management and performance-based evaluation, thereby maintaining a competitive advantage in terms of human resources while effectively controlling personnel expenses. Personnel expenses were RMB7,990 million in the first half of 2006, and accounted for 5.8 per cent. of the operating revenue which remained generally stable when compared with the same period in the prior year. The Group had a total of 105,456 employees as at 30 June 2006. In order to align the interest of the employees with that of the shareholders, the Group granted share options to employees pursuant to the share option scheme of the Company. The relevant cost of share options have been included in the above personnel expenses. Further details of the share option schemes and the share options granted are set out in Note 18 of the “Notes on the Unaudited Interim Financial Report” and in the section “Other Information – Directors’, Chief Executive’s and Employees’ Rights to Acquire Shares” in the interim report to be sent to shareholders.

4.	Depreciation expenses and assets disposed/written off

In view of the maturity of 3G technology, the technical life and the estimated useful lives of certain existing network equipment are being affected. In accordance with prudent financial principles, the Company reviewed and assessed the situation of current network assets and decided to revise the estimated useful lives of 2G network equipment from 7 years to 5 years in the first half of 2006. The change in accounting estimate is accounted for prospectively from 1 January 2006. Depreciation expense was RMB34,542 million in the first half of 2006, representing an increase of 24.6 per cent. over the same period of the prior year, of which such change of estimated useful lives had resulted in an increase of depreciation expense by RMB6,529 million.

In addition, the Group continued to upgrade and replace certain functional obsolete equipment during the first half of 2006 and the relevant assets of RMB712 million were disposed and written off.

The change of estimated useful lives of certain assets is consistent with the prudent approach of the Group’s financial principles that has been persistently adopted. It truly reflects the actual usage condition of those assets and further optimizes the asset quality, thereby laying down a solid foundation for the migration to next generation network and for the future development of our new businesses.

PROSPECTS

In the second half of 2006, the Group will continue to pursue rational competition, develop new customers, new businesses and new voice usage, endeavor to maintain growth with innovation and further promote the development of economies of scale. In addition to its comprehensive development, the Group will increase its efforts in developing mobile telecommunications in rural areas through the establishment and enhancement of fundamental mobile telecommunications coverage network, service and sales networks and agricultural information network for rural areas. The Group will, on the strength of its voice business, continue to develop value-added businesses, strengthen the preparation of new product and application offerings, ceaselessly create new business areas and strive to become the “Mobile Information Expert”.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim report for the six months ended 30 June 2006. COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES Throughout the six months ended 30 June 2006, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and has been the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. Mr. Wang is in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2006 to 30 June 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 6 September 2006 to 8 September 2006 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2006 ordinary and special interim dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:00 p.m. on 5 September 2006. The ordinary and special interim dividends will be paid on or about 15 September 2006 to those shareholders on the register of members on 8 September 2006.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2006 Interim Report will be despatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited’s website at http://www.hkex.com.hk and the Company’s website at http://www.chinamobileltd.com.

The 2006 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2006 but is extracted from the financial statements for the six months ended 30 June 2006 to be included in the 2006 Interim Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.